ODYSSEY MARINE EXPLORATION, INC.

205 S. Hoover Boulevard

Suite 210

Tampa, Florida 33609

April 11, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street N.E.

Washington, D.C. 20549

Re:	Odyssey Marine Exploration, Inc.

Registration Statement on Form S-3

Amendment No. 1 to Registration Statement on Form S-3

File No. 333-272092

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Odyssey Marine Exploration, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-272092), initially filed with the Securities and Exchange Commission on May 19, 2023, together with all amendments and exhibits thereto (as amended, the “2023 Registration Statement”), be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The 2023 Registration Statement registered the offer and resale from time to time of up to 3,492,239 shares (the “Shares”) of common stock, par value $0.0001 per share, of the Company by the selling stockholders named in the prospectus which forms part of the 2023 Registration Statement.

The Company is seeking withdrawal of the 2023 Registration Statement because on January 24, 2025, the Company filed a subsequent Registration Statement on Form S-1 (File No. 333-284491), which was declared effective on February 7, 2025, that covers the offer and sale of the Shares. Based upon the foregoing, the Company submits that the withdrawal of the 2023 Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a). No securities were sold in connection with the offering.

Please direct any questions or comments regarding this correspondence to David M. Doney at Akerman LLP, our counsel, at (813) 209-5070.

Very truly yours,

ODYSSEY MARINE EXPLORATION, INC.

/s/ Mark D. Gordon
Mark D. Gordon
Chief Executive Officer